Consent of Independent Registered Public Accounting Firm

The Board of Directors
GenVec, Inc.:

We consent to the use of our reports dated March 12, 2010, with respect to the balance sheets of GenVec, Inc. as of December 31, 2009 and 2008, and the related statements of operations, stockholders’ equity and comprehensive loss, and cash flows  for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report on the December 31, 2009 financial statements refers to the adoption of FASB Accounting Standard Codification Section 730-20 (formerly Emerging Issues Task Force Issue No. 07-3), Research and Development Costs, on January 1, 2008.

/s/ KPMG LLP
McLean, Virginia
May 13, 2010